UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                              SEC FILE NO. 0-17602

    (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
            [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                         For Period Ended: June 30, 2005
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ----------------------------
--------------------------------------------------------------------------------
    Read Instruction (on page 3) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
 PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
                             Full Name of Registrant

                               GraphOn Corporation
--------------------------------------------------------------------------------
                            Former Name if Applicable


--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               3130 Winkle Avenue

--------------------------------------------------------------------------------
                            City, State and Zip Code

                          Santa Cruz, California 95065
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    ((a)  The reasons  described in detail in Part III of this form could not be
    (     eliminated without unreasonable effort or expense;
    (
    ((b) The subject annual report, semi-annual report, transition report on ( Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion ( thereof, will be filed on or before the fifteenth calendar day
[X] (     following the prescribed due date; or the subject  quarterly report or
    ( transition report on Form 10-Q or subject distribution report on Form ( 10-D, or portion thereof will be filed on or before the fifth calendar
    (     day following the prescribed due date; and
    (
    ((c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    (     has been attached if applicable.




--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  -------------------------------------------

The preparation of the Form 10-Q was delayed as a result of the Registrant's contractual obligation to file a registration statement on behalf of certain selling stockholders, which registration statement was filed on August 10, 2005.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

        Ira Roxland           (212)         768-6700
     -------------------       ---          --------
           (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant anticipates reporting net loss of $586 thousand, or $0.02 per share (basic and diluted), upon total revenues of $2,456 thousand for the six months ended June 30, 2005, as compared to net loss of $1,163 thousand, or $0.06 per share (basic and diluted), upon total revenue of $1,580 thousand for the six months ended June 30, 2004.

                               GraphOn Corporation
                            ------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 15, 2005                         By: /s/ William D. Swain
      --------------------------------------         ---------------------------
                                                     William D. Swain
                                                     Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.